SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-27918

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office)

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Century Aluminum of West Virginia, Inc./
United Steelworkers of America Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 24, 2004

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments at fair value:		
Investments in pooled separate accounts	$2,555,786	$1,893,833
Century Aluminum Stock	142,561	255,571
Participant loans	195,068	119,668
	2,893,415	2,269,072
Investments at contract value—		
Guaranteed investment funds	3,230,775	2,476,788
Total investments	6,124,190	4,745,860
Employee contributions receivable	80,175	53,877
NET ASSETS AVAILABLE FOR BENEFITS	$6,204,365	$4,799,737

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$4,799,737	$5,077,909
ADDITIONS:		
Investment income:		
Net appreciation (depreciation) in fair value of pooled separate accounts	495,688	(488,397)
Net appreciation (depreciation) in fair value of Century Aluminum Company stock	384,041	(62,058)
Interest and dividends	79,927	108,436
Net investment gain (loss)	959,656	(442,019)
Employee contributions	722,767	630,930
Total additions	1,682,423	188,911
DEDUCTIONS:		
Benefit payments	286,470	460,883
Net transfers	(8,675)	6,200
Total deductions	277,795	467,083
NET ADDITIONS (DEDUCTIONS)	1,404,628	(278,172)
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$6,204,365	$4,799,737

See notes to financial statements.

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CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General—The Plan, established February 7, 1989, is a defined contribution plan for all employees covered by a labor agreement in effect between Century Aluminum of West Virginia, Inc. (the "Company") (formerly known as Ravenswood Aluminum Corporation) and the United Steelworkers of America, and who participated in the Kaiser Aluminum and Chemical Corporation/United Steelworkers of America Savings Plan on February 6, 1989. All other union employees are eligible for the Plan after they have completed a probationary period of 60 working days. Connecticut General Life Insurance Company ("CIGNA") Retirement & Investment Services serves as trustee to the Plan.

Retirement Benefits—Effective January 1, 2003, participants may elect to have the Company defer up to 100% of their hourly wage with an annual limit of $12,000 and an additional catch-up contribution of $2,000 if 50 years of age or over for the purpose of making pre-tax contributions to the Plan. Prior to January 1, 2002, participants could elect to have the Company defer from 1% to 100% of their hourly wage for the purpose of making pre-tax contributions to the Plan with an additional 2% to 100% on an after-tax contribution basis. Participants are vested immediately in their contributions plus actual earnings thereon. The Company does not make contributions to the Plan.

Participants may elect to have their contributions invested in one or all of the following: CIGNA Guaranteed Long-Term Fund, CIGNA Guaranteed Government Securities Fund, Fidelity Advisor Balanced Fund, Balance I Wellington Management Fund, Credit Suisse Large Cap Value Fund, Fidelity Growth Opportunities Fund, and Century Aluminum Company Stock. All contributions are fully vested and nonforfeitable and participants can transfer balances between funds quarterly. Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59 1/2 or earlier in the case of retirement, death, termination or hardship.

Participant Loans—Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 8.5% to 9.5% as of December 31, 2003 and 2002. Principal and interest is paid ratably through monthly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments—The Plan's investments in pooled separate accounts are reported at fair value as determined from market quotations and other sources as reported to the Plan by CIGNA Retirement and Investment Services. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value. The Plan's guaranteed investment contracts are valued at contract value as reported to the Plan by CIGNA. Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expense are reflected as a reduction of net appreciation (depreciation) in the fair market value of such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, Century Aluminum Company Stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

During plan years 2003 and 2002, the investment election options available to participants were as follows:

a. *CIGNA Guaranteed Long-Term Fund*
b. *CIGNA Guaranteed Government Securities Fund*
c. *Fidelity Advisor Balanced Fund*
d. *Balanced I Wellington Management Fund*
e. *Credit Suisse Large Cap Value Fund*
f. *Fidelity Growth Opportunities Fund*
g. *Century Aluminum Company Stock*

The following represent the fair value of investments that represent five percent or more of net assets available for benefits as of December 31, 2003 and 2002:

	2003	2002
CIGNA Guaranteed Long-Term Fund	$2,941,615	$2,326,724
Fidelity Growth Opportunities Fund	1,214,882	834,667
Credit Suisse Large Cap Value Fund	901,400	656,799
Century Aluminum Company Common Stock	142,561*	255,571

* Represents five percent or more of net assets for 2002 only.

4. GUARANTEED INVESTMENT CONTRACTS

Employee contributions to guaranteed investment contract funds are maintained by CIGNA in either the CIGNA Guaranteed Long-Term Fund or the CIGNA Guaranteed Government Securities Fund. Participant contributions and rates of return are guaranteed by CIGNA. The accounts are credited with interest earnings on the underlying investments and charged for Plan withdrawals. The guaranteed investment contracts with CIGNA are benefit responsive contracts and therefore, are included in the Plan's financial statements at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Guaranteed Long-Term Fund has a fair value which approximates contract value at December 31, 2003 and 2002. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were 3.15% and 4.45% for 2003 and 2002, respectively. The crediting interest rate is determined by CIGNA semi-annually and is based on an agreed upon blending of interest rate conditions.

The Guaranteed Government Securities Fund also has a fair value, which approximates contract value at December 31, 2003 and 2002. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were .16% and .58% for 2003 and 2002, respectively. The crediting interest rate is determined by CIGNA monthly and is based on an agreed upon formula.

5. PLAN TERMINATION

In the event the Plan terminates, the participants remain 100% vested in their accounts and the net assets of the Plan will be allocated in accordance with the provisions of ERISA and its related regulations. It is the Company's intention to continue the Plan.

6. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Cigna Retirement & Investment Services. Cigna Retirement & Investment Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of Century Aluminum Company. Century Aluminum Company is a related party of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. BENEFITS CLAIMS PAYABLE

At December 31, 2003 and 2002, net assets available for benefits included $-0- and $13,230, respectively, for distributions to participants who have withdrawn from the Plan prior to the end of the plan year.

* * * * * *

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SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

SCHEDULE OF ASSETS HELD (AT END OF YEAR) DECEMBER 31, 2003

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
*	CIGNA	Guaranteed Long-Term Fund	70,306	$2,941,615
*	CIGNA	Guaranteed Government Securities Fund	19,637	289,160
*	CIGNA	Fidelity Advisor Balanced Fund	6,551	212,121
*	CIGNA	Balanced I Wellington Management Fund	6,030	227,383
*	CIGNA	Credit Suisse Large Cap Value Fund	33,339	901,400
*	CIGNA	Fidelity Growth Opportunities Fund	22,170	1,214,882
*	Century Aluminum Company	Century Aluminum Company Stock	7,499	142,561
				5,929,122
*	Participants	Participant loans— (with maturity dates through 2005 at interest rates varying between 8.50% to 9.50%)		195,068
				$6,124,190

* Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

BY: ______________________
David W. Beckley

Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company

DATE: June 28, 2004

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EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Independent Auditors' Consent

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-28827 of Century Aluminum Company on Form S-8 of our report dated June 24, 2004, appearing in this Annual Report on Form 11-K of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 25, 2004